January 6, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Christine Davis
Ms. Jan Woo
Ms. Barbara Jacobs

Re:	Allscripts-Misys Healthcare Solutions, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2009
Filed July 30, 2009
Form 10-Q for the Fiscal Quarter Ended August 31, 2009
Filed October 13, 2009
Forms 8-K Filed July 20, 2009 and September 29, 2009
SEC File No. 000-32085

Ladies and Gentlemen:

This letter is submitted with respect to Allscripts-Misys Healthcare Solutions, Inc.’s (“Allscripts” or the “Company”) response to the comment letter, dated December 4, 2009 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended May 31, 2009, Form 10-Q for the Quarterly Period Ended August 31, 2009 and Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2009 and September 29, 2009. For your convenience, four (4) courtesy copies of this letter are also being delivered to Ms. Christine Davis.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our responses. Page numbers and other similar references used in the Staff’s comments below refer to the applicable Company filing.

* * * *

Form 10-K for the Fiscal Year Ended May 31, 2009

Item 1. Business

1.	Please tell us what consideration you have given to disclosing the dollar amount of backlog orders as required by Item 101(c)(1)(viii) of Regulation S-K. We note that you disclosed in your fourth quarter earnings conference call that you had a backlog of approximately $673 million, which appears to be a material portion of your revenues.

Securities and Exchange Commission

January 6, 2010

Response:

In response to the Staff’s comment, we propose to include the following additional disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the Quarterly Period ended November 30, 2009:

“As of November 30, 2009 and 2008, the Company had a committed contract backlog of approximately $741 million and $600 million, respectively. Of that amount, approximately $121 million and $71 million, as of November 30, 2009 and 2008, respectively, is related to long term software as a service contract commitments that are not expected to be realized as revenue in the next twelve months. A portion of the contracts in the committed contract backlog are accounted for under the percentage of completion accounting method. The determination of the revenue related to these contracts which will be recognized in the next twelve months is projected based upon the expected implementation period for such contracts.”

Item 1A. Risk Factors

General

2.	We note your disclosure in the definitive proxy statement filed on August 27, 2009 that you qualify as a “controlled company” under Rule 5615(c)(l) of the NASDAQ Marketplace Rules, which exempts you from certain corporate governance requirements. Please include a risk factor in future filings regarding your reliance on the controlled company exemption or tell us why you believe that a risk factor is not warranted.

Response:

We direct the Staff’s attention to the last risk factor on page 25 of the Company’s Form 10-K for the fiscal year ended May 31, 2009, which discusses the effects of the “controlled company” election. While we intended this risk factor to be our “controlled company” risk factor, we did not expressly name it as such. We propose to revise this risk factor in our next Annual Report on Form 10-K to expressly reference the controlled company exemption as follows (new text is underscored and deleted text is stricken-through):

We are a “controlled company” within the meaning of Nasdaq rules and, as a result, are exempt ~~rely on exceptions~~ from certain corporate governance and other requirements under the rules of Nasdaq.

For so long as Misys or any other entity or group owns more than 50% of the total voting power of our common stock, w~~W~~e will be a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exceptions from certain corporate governance and other requirements of the rules of Nasdaq. Pursuant to these exceptions, we have elected not to comply with certain corporate governance requirements of Nasdaq, including the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that we have a nominating/corporate governance committee that is composed entirely of independent directors and (iii) that we have a compensation committee that is composed entirely of independent directors. Accordingly, our stockholders do not have the same protections afforded to equityholders of entities that are subject to all of the corporate governance requirements of Nasdaq.

Misys has the right to appoint a majority of our directors, page 23

3.	You state that pursuant to the Relationship Agreement, Misys has the right to nominate six of your ten directors, as well as the Chairman of the Board, and that Misys’ rights to nominate a specific number of directors will continue so long as it owns “specified percentages” of your common stock. Please expand your risk factor to identify the “specified percentages” and discuss any material details of the provisions of the Relationship Agreement that would allow Misys to continue nominating directors.

Securities and Exchange Commission

January 6, 2010

Response:

In response to the Staff’s comment, we propose to include the following expanded risk factor in our next Annual Report on Form 10-K (new text is underscored and deleted text is stricken-through):

Misys has the right to appoint a majority of our directors.

Pursuant to the Relationship Agreement, Misys has the right to nominate six of our ten directors, as well as the Chairman of the Board. Misys’ rights to nominate a specific number of directors set forth in the Relationship Agreement will continue so long as it owns specified percentages of our common stock as follows:

•	If, at any time, Misys owns less than 50.0% but more than or equal to 45.0% of the then outstanding shares of our common stock, Misys will have the right to nominate five directors;

•	If, at any time, Misys owns less than 45.0% but more than or equal to 35.0% of the then outstanding shares of our common stock, Misys will have the right to nominate four directors;

•	If, at any time, Misys owns less than 35.0% but more than or equal to 25.0% of the then outstanding shares of our common stock, Misys will have the right to nominate three directors;

•	If, at any time, Misys owns less than 25.0% but more than or equal to 15.0% of the then outstanding shares of our common stock, Misys will have the right to nominate two directors;

•	If, at any time, Misys owns less than 15.0% but more than or equal to 5.0% of the then outstanding shares of our common stock, Misys will have the right to nominate one director; and

•	If, at any time, Misys owns less than 5.0% of the number of then outstanding shares of our common stock, Misys will have no right to nominate any directors.

As a result, Misys nominated directors ~~will~~ control or significantly influence matters submitted to a vote of our directors and have the ability to remove and replace our executive officers and Misys nominated directors would retain influence even if Misys were to sell significant portions of our common stock as detailed above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

4.	Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing how management is responding to any challenges that have resulted from the merger between Allscripts and Misys Healthcare Systems.

Securities and Exchange Commission

January 6, 2010

Response:

We have considered the Staff’s comment and propose to include the following additional disclosure in the “Business Overview” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with our Quarterly Report on Form 10-Q for the Quarterly Period ended November 30, 2009:

We principally derive our revenue and cash flow from sales of our proprietary software and related hardware and professional services in the segments described above. These sales also are the basis for our complementary recurring service contracts for maintenance and transaction processing. See below for a discussion of our outlook for new orders and other factors that could have an impact on our revenue and cash flows.

We believe a combination of executive and legislative leadership at the federal level, industry standards provided by the Certification Commission for Healthcare Information Technology (CCHIT) and other potential regulatory bodies, and federal incentives that exist today for e-prescribing and pay-for-quality initiatives, will quickly make electronic health records as common as practice management systems in all provider offices. We believe the stimulus and other provisions provided by the American Recovery and Reinvestment Act of 2009 (the “Stimulus”) will be the single biggest driver of healthcare IT adoption in our industry’s history since the requirement of electronic claims submissions. We believe that we are well positioned in the market to take advantage of the material opportunity presented by the Stimulus and have begun to see a positive impact on new orders, particularly in our Enterprise products, in our three and six months ended November 30, 2009. However, we believe that the impact on new orders related to the Stimulus have been tempered by continued uncertainty around the Stimulus and related funding requirements and also due to the challenging economic conditions which have motivated customers and prospective customers to defer capital investments, conserve cash and move towards software subscription arrangements versus traditional licensing arrangements. We believe that the continuation of these challenging economic conditions and uncertainty around the Stimulus may continue during the remainder of our fiscal year 2010. Additionally, we face the following other material opportunities, challenges and risks related to the Stimulus, which are further described below: (i) developing adequate capacity to satisfy the potential increased demand; (ii) ensuring that we obtain applicable product certifications and our customers are able to achieve “meaningful use” as required by the Stimulus; (iii) taking advantage of demand trends; and (iv) positioning the Company, in the absence of final regulations, as a provider to potential government-funded health care providers.

Management has taken steps to position the Company to have what we believe will be adequate capacity to meet the significant additional demand that could result from new orders related to the Stimulus. These steps include supplementing our internal direct sales force with strategic distribution partners with established sales forces focused on practices with one to five providers. Further, we have taken steps to improve the efficiency of our approach to new system installations. Recently, the Company launched its “Ready” implementation program, which standardizes certain key processes across customer sites and decreases the number of hours required by our professional services team to enable installations of our clinical and practice management solutions. This strategy is predicated on repeatable, best practice workflows and was designed collaboratively by our services and development teams and is proprietary to the Company. Early results indicate that the Ready program has significantly reduced installation timeframes for an initial portion of our client base. Finally, the Company is exploring additional sources of potential capacity to complement its internal professional services organization through various third-party implementation alternatives in order to meet additional market demand.

Securities and Exchange Commission

January 6, 2010

In order for our customers to qualify for Stimulus funding, our products must meet various requirements for product certification under the Stimulus regulations, and must enable our customers to achieve “meaningful use,” as such term may be ultimately defined under the final Stimulus regulations. In that the final definition of “meaningful use”, and the final arbiters of product certification, have still not been finalized, our industry is presented with a challenge in preparing for compliance. Similarly, our ability to achieve product certification by CCHIT and/or other regulatory bodies, and the length, if any, of additional related development and other efforts required to meet evolving standards could materially impact our ability to maximize the market opportunity. Currently, given the maturity of our products, management does not believe the incremental development effort, if any, required to meet final meaningful use standards will be significant. Management has made product development a strategic focus, with development funding expected to be as high as 10% of revenues this fiscal year. Management has also positioned the current product portfolio to achieve certification via current and anticipated pathways in time for our customers to take maximum advantage of the Stimulus incentives offered to physicians under the Health Information Technology for Economic and Clinical Health Act.

We are currently experiencing different demand trends between large and small physician practices, as well as a trend towards community-based purchasing decisions. Management believes that the federal Stimulus has resulted in additional related new orders for our Enterprise EHR products, primarily from larger physician practices, and expects this to remain the case in the short term. Management believes this is because these larger physician practices, as a function of their size and complexity, generally require longer installation periods and may take more lead time to satisfy meaningful use requirements as required by the Stimulus in order to qualify for funding. Therefore, these practices are motivated to begin the buying process as early as possible in order to implement EHR systems and meet the requirements on a timely basis, to take advantage of the Stimulus funding.

We believe small physician offices may defer EHR buying decisions due to a number of factors. First is the scarcity of capital, which defers decision making until such time as Stimulus funding is available. We have seen greater demand in small physician offices for subscription based arrangements as opposed to pure licensing arrangements, which reflects a motivation to reduce capital outlays. This shift to subscription from license (which is the manner in which we have traditionally sold our Professional offering) will result in recurring revenue over a longer period of time than we have achieved historically, as opposed to revenue recognized on license fees. Second, these offices typically require less time to implement and train than larger offices, so the need to plan implementations well in advance is not as acute as in larger physician organizations.

We have also seen an evolution of buying decisions toward an increase in local community-based buying activity whereby individual hospitals, health systems and integrated delivery networks are subsidizing the purchase of EHR licenses or related services for their affiliated physicians in order to leverage buying power and take advantage of the Stimulus across their employed physician base. This activity has also resulted in a “pull-through” effect where smaller practices affiliated with the community hospital are also incentivized to participate so the subsidizing health system can expand connectivity within the local provider community and optimize its referral base. This pull-through effect has resulted in new orders for our Professional EHR and our MyWay offering. Management believes that the focus on new orders driven by the federal Stimulus program and related to Enterprise EHR and community-related activity will continue in the near term, with additional activity increasing for our Professional EHR products as we move closer to calendar 2011, the first year for disbursement of Stimulus-based funding by the federal government. The associated challenge facing our management is to successfully position and sell our products to the hospital, health system or integrated delivery network that is subsidizing its affiliated physicians.

Management has also dedicated senior level resources toward developing our capability to take advantage of incentives that may become available to government-funded health care providers as a result of the Stimulus. The Stimulus contains discretionary funding for the Health and Human

Securities and Exchange Commission

January 6, 2010

Services Secretary in the form of grants and loans to organizations such as Federally Qualified Health Centers (FQHC), the Indian Health Service (IHS) and other providers. At this time it is still unclear as to how and when that funding will be utilized and, when it is, whether it will present a material opportunity for the Company.

Although the Company believes it has and continues to take the proper steps to take advantage of the opportunity presented by the Stimulus, given the uncertainties that still remain and the effects the Stimulus is having on our customers, there can be no assurance that the Stimulus will result in significant new orders for the Company in the near term, and if it does, that the Company will have the capacity to meet the additional market demand in a timely fashion.

Management believes that the Transactions and the effort made during fiscal year 2009 to integrate the legacy MHS and legacy Allscripts infrastructure has positioned the Company well in the market. This fiscal year the Company has developed an enablement center which is designed to make it more efficient for legacy MHS customers to migrate to our Professional or Enterprise solutions. This enablement solution is a key part of our integration strategy, which we believe will allow us to optimize and accelerate our ability to penetrate the legacy MHS customer base with our strategic solutions and make it more convenient and affordable for the customer base to migrate as well as to take advantage of the Stimulus, if applicable. While we believe we have a competitive advantage selling new products to the legacy MHS client base, these customers are cautious in making new expenditures and we continue to face competition for this business.

Results of Operations

Overview of Consolidated Results

Revenue, page 36

5.	In prior comment number 30 of our letter dated July 11, 2008 we noted that in the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. We continue to have these concerns in your current Form 10-K. For example, you disclose that the increase in revenue is “primarily” due to the revenue contributed by legacy Allscripts; however, you do not provide quantification of the impact of these legacy products. You also refer to several items that impacted legacy MHS revenue without providing quantitative information. Please tell to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

We have carefully considered the Staff’s comment, Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. However, for the reasons set forth below, we propose that, beginning with the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ending February 28, 2010, we will quantify the factors impacting meaningful period over period fluctuations in our revenue.

Since your last comment letter dated July 11, 2008, the business combination between Misys Healthcare Systems (“MHS”) and Allscripts was completed, adding a degree of complexity to our business and, thus, our Management’s Discussion and Analysis of Financial Condition and Results of Operations, in each case which was not contemplated by our last response. The business combination between MHS and Allscripts, unlike a combination of two complementary businesses, was actually a combination of mostly competing businesses. This has resulted in an almost immediate and significant integration of the newly combined entities, both systematically (across legacy accounting systems) as well as operationally.

Securities and Exchange Commission

January 6, 2010

Following the business combination, because of this integration, management has not viewed or managed the business on a legacy business basis. Subsequent to the business combination, new business that would have normally been serviced by legacy MHS was migrated to the legacy Allscripts product portfolio, as that portfolio became the strategic portfolio of the new entity. It is not possible to measure reliably how much this impact had on the legacy Allscripts results after the business combination, nor is it possible to measure precisely how much of the decline in the legacy MHS revenues were as a result of this activity versus other competitive pressures and other unrelated factors. In addition to these product integration activities, upon consummation of the business combination, we also began to merge resources across functions in the businesses (such as support, development, etc.) operationally as well as across the legacy accounting systems, which has resulted in difficulty measuring on a legacy business basis the results of our operations post-merger. We believe that the comparability issues inherently caused by the purchase accounting in accordance with GAAP, along with the challenges described herein with reporting meaningful legacy activity due to the high degree of integration, makes attempting to quantify such variables not necessarily of any more value to the reader. We are also concerned for these reasons that any attempt to quantify these trends could be misleading to users. Our next fiscal quarter (ending February 28, 2010) will be the first fiscal quarter subsequent to the business combination that our results will include a full quarter of activity from both legacy businesses and, at this time, we propose to quantify in more detail the factors impacting quarter over quarter fluctuations in our revenue.

Finally, we propose to include the following disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended November 30, 2009:

“Given the level of integration of the operations and reporting of legacy Allscripts and legacy MHS following the Transactions, management does not view or manage the business on a legacy business basis. Accordingly, it is not possible or meaningful in every case to quantify the impacts of the inclusion of legacy Allscripts on our financial results on a year-over-year basis within our overview of consolidated results and segment results.”

Future Capital Requirements, page 48

6.	You state that the company’s $125 million credit facility with JPMorgan Chase Bank is subject to certain financial covenants, including but not limited to, leverage and coverage ratios to be calculated on a quarterly basis. Please outline the terms of the material financial covenants in the credit agreement. Also, the exhibit list indicates that you are incorporating by reference the Amended and Restated Credit Agreement, dated February 10, 2009, filed as an exhibit to the Form 8-K on March 5, 2009. It appears that the Credit Agreement was filed as an exhibit to the Form 8-K on February 11, 2009. Please revise your exhibit list in future filings.

Response:

Allscripts’ credit facility with JPMorgan Chase Bank and the other lenders thereto contains only two financial covenants, a total leverage ratio and an interest coverage ratio. We intend to include the following additional disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the Quarterly Period ended November 30, 2009:

Under the Credit Facility, as of the end of each fiscal quarter, the Company is required to maintain a ratio of indebtedness to EBITDA (as defined below) for the four fiscal quarters most recently ended of (i) not greater than 2.75 to 1.00 as of any date on or before November 30, 2010 and (ii) not greater

Securities and Exchange Commission

January 6, 2010

than 2.50 to 1.00 as of any date after November 30, 2010. As of November 30, 2009, the Company was in compliance with this requirement. EBITDA is defined in our Credit Facility as consolidated net income from continuing operations, plus depreciation, amortization, non-cash stock-based compensation expenses, interest expense, income taxes, and minus in the case of income or plus in the case of losses, non-cash non-operating items and one-time charges and non-cash extraordinary gains or losses and other non-cash non-recurring items of income or expense plus transaction fees and expenses associated with or incurred by the Company or any of its subsidiaries in connection with the Credit Facility or the acquisition of Misys Healthcare Systems, LLC.

The Company is also required to maintain, under the Credit Facility and as of the end of each fiscal quarter, a ratio of EBIT (as defined below) for the four fiscal quarters ending on such date to the consolidated interest expense of the Company for such four fiscal quarters of not less than 4.00 to 1.00. As of November 30, 2009, the Company was in compliance with this requirement. EBIT is defined in our Credit Facility as consolidated net income from continuing operations, plus non-cash stock-based compensation expenses, interest expense, income taxes, and minus in the case of income or plus in the case of losses, non-cash non-operating items and one-time charges and non-cash extraordinary gains or losses and other non-cash non-recurring items of income or expense plus transaction fees and expenses associated with or incurred by the Company or any of its subsidiaries in connection with the Credit Facility or the acquisition of Misys Healthcare Systems, LLC.

We also confirm that we will revise our exhibit list in future filings.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

7.	Your disclosures indicate that vendor-specific objective evidence of fair value of maintenance and support is based on the contractual renewal rate. Please tell us how you determined such rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

Response:

The general complexity of supporting the regulatory requirements that accompany data managed by an EHR make the continuation of ongoing support necessary for most customers. As a result, a high percentage of our customers purchase maintenance and support services and renew these agreements. Our vendor-specific objective evidence of fair value for maintenance and support is based upon our contractual renewal rate. Due to the relatively significant capital investment our customers make to purchase our products, historically we have demonstrated a strong renewal rate and have consistently been able to attain substantive rates for support. Specifically, our rates for support are calculated as a percentage of the total license fee, depending upon the license type. The pricing for support within each specific product type is generally within a plus or minus 10% range of the group average. Historically, both legacy Misys and legacy Allscripts have achieved support renewals for approximately 95% of customers (5% or less customer attrition per year).

Securities and Exchange Commission

January 6, 2010

8.	In comment number 2 of your response letter dated August 20, 2008, you indicated that revenue from arrangements accounted for under SOP 8 1- 1 would be allocated to software and services on your Consolidated Statement of Operations based on a “vendor specific objective evidence methodology.” You also indicated that in future filings you would disclose this allocation methodology in your MD&A, Critical Accounting Policies and footnotes. We note that you do not appear to provide disclosure of your allocation methodology in your current Form 10-K. Please tell us how your current disclosures reflect the assertion made in your August 20, 2008 letter.

Response:

In accordance with our response letter dated August 20, 2008, we did adopt a vendor specific objective evidence methodology, however, we did not disclose the specific details thereof. Accordingly, we propose to include the following language in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (Critical Accounting Policies) and our Revenue Recognition footnote beginning with our Quarterly Report on Form 10-Q for the Quarterly Period ended November 30, 2009:

“For arrangements accounted for under the percentage of completion method, for purposes of income statement presentation we allocate arrangement consideration between software and services based on vendor specific evidence of our hourly services rate multiplied by the amount of hours performed, with the residual allocated to software license fee.”

Item 9A. Controls and Procedures

Changes in Internal Controls Over Financial Reporting, page 88

9.	We note that you have provided the disclosure required by Item 308(c) of Regulation S-K with respect to your “most recent fiscal quarter.” Please confirm that in future filings on Form 10-K, you will provide the required disclosure with respect to changes in your internal control over financial reporting that occurred in the “fourth fiscal quarter.”

Response:

We confirm that future filings will be revised as requested by the Staff.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement Filed August 27, 2009)

10.

It appears that you have not disclosed the business experience of two named executive officers, Laurie A.S. McGraw and R.L. (Vern) Davenport, as required by Item 401(e) of Regulation S-K. Please advise. Also tell us why you have not filed or incorporated by reference an employment agreement for Mr. Davenport as an exhibit to the filing pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Securities and Exchange Commission

January 6, 2010

Response:

On June 1, 2009, the Company reorganized its internal management reporting structure and eliminated the delineation of certain business units. As a result, Mr. Davenport and Ms. McGraw were no longer designated as executive officers. Therefore, neither Ms. McGraw nor Mr. Davenport was a director, executive officer, person nominated to become a director or executive officer or a person named pursuant to Item 401(c) of Regulation S-K as of the filing date of Allscripts’ Form 10-K for the fiscal year ended May 31, 2009 or as of the date of Allscripts’ Definitive Proxy Statement for its 2009 Annual Meeting. As a result, the disclosure required by Item 401(e) of Regulation S-K did not apply to Ms. McGraw and Mr. Davenport. There was no termination, demotion or decrease in the significance of responsibilities of Mr. Davenport or Ms. McGraw.

We will file Mr. Davenport’s employment agreement as an exhibit to our Quarterly Report on Form 10-Q for the Quarterly Period ended November 30, 2009. It was inadvertently omitted.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed August 27, 2009)

11.	You state that the Executive Management Bonus Plan provided that 20% of the cash bonus was based on individual objectives and that individual awards under the Cash Incentive Plan was based, in part, on the achievement of personal objectives, but do not discuss those individual and personal objectives. For each of the named executive officers, confirm that you will explain and analyze how individual performance contributed to actual compensation for the named executive officer in future filings. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

We confirm that an explanation and analysis of how individual performance contributed to actual compensation for each named executive officer will be included in future filings.

Form 10-Q for the Fiscal Quarter Ended August 31, 2009

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures, page 22

12.	You state that the Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are “adequate and effective.” Item 307 of Regulation S-K only requires you to assess the effectiveness of your disclosure controls and procedures. Accordingly, please remove your conclusion of adequacy from your disclosure in future filings to establish clearly management’s conclusion as to the effectiveness of your disclosure controls and procedures.

Response:

We confirm that we will so revise disclosure in future filings.

Forms 8-K Filed July 20, 2009 and September 29, 2009

13.

We note your disclosure of non-GAAP revenue and non-GAAP net income. These non-GAAP measures include adjustments to add back legacy Allscript’s revenue and deferred revenue that was written down as a result of purchase accounting adjustments while also deducting expenses incurred from the acquisition. This appears to result in non-GAAP revenue and non-GAAP net income amounts that include revenue adjustments aimed at comparing future post acquisition

Securities and Exchange Commission

January 6, 2010

periods and expense adjustments aimed at comparing post-acquisition periods to pre-acquisition periods. Please explain, in greater detail, how the Company uses this non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors. In addition, please consider providing expanded disclosure regarding the material limitations associated with using such non-GAAP financial measures, particularly considering the nature of your adjustments. See Question 8 from Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. Please provide supplemental disclosures that you intend to include in your future Forms 8-K to address these concerns.

Response:

We provide non-GAAP revenue and non-GAAP net income because we believe it is useful for our investors to view the Company and its performance as we do. We budget for non-GAAP revenue and non-GAAP net income and compare our actual performance relative to that budget to gauge the changes and trends in our operations over different reporting periods. In addition, we also use non-GAAP net income to measure achievement under the Company’s cash incentive compensation plans. Management, as do our investors, find it useful to compare the aggregate of the pre-merger operating results of legacy Misys Healthcare Systems and legacy Allscripts to the post-merger operating results of Allscripts-Misys. Purchase accounting in accordance with GAAP makes it difficult to make meaningful comparisons on this basis without considering the non-GAAP adjustments that we have provided and discussed in our non-GAAP financial measures and related disclosures. We have disclosed the nature of each non-GAAP adjustment and why we believe it is useful.

Analysts that cover us consistently use non-GAAP revenue and non-GAAP net income in evaluating our performance and provide these metrics in their financial models and projections. Investors have told us that these metrics are helpful and that they use them to evaluate and compare our performance with our peers and to assist in understanding comparisons across the pre-merger and post-merger periods.

We have reconsidered Question 8 from Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures and propose to make the following modifications to our disclosures in future Forms 8-Ks to assist in enhancing the users understanding of our non-GAAP financial measures (new text is underscored and deleted text is stricken-through):

Explanation of Non-GAAP Financial Measures

Allscripts reports its financial results in accordance with generally accepted accounting principles, or GAAP. To supplement this information, Allscripts presents in this press release non-GAAP revenue and net income, including non-GAAP net income on a per share basis, which are non-GAAP financial measures under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. Non-GAAP revenue consists of GAAP revenue and legacy Allscripts revenue for periods prior to the consummation date of the Misys merger and adds back the deferred revenue adjustment booked for GAAP purposes and excludes revenue from prepackaged medications. Non-GAAP net income consists of GAAP net income and includes legacy Allscripts net income for periods prior to the consummation date of the Misys merger, excludes acquisition-related amortization, stock-based compensation expense under SFAS No. 123R, and transaction-related expenses, adds back the deferred revenue adjustment and excludes net income from prepackaged medications, in each case net of any related tax benefit.

Securities and Exchange Commission

January 6, 2010

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Acquisition-Related Amortization. Acquisition-related amortization expense is a non-cash expense arising from the acquisition of intangible assets in connection with acquisitions or investments. Allscripts excludes acquisition-related amortization expense from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired intangible assets. Management believes that this adjustment facilitates comparisons of the separate pre-merger results of legacy Misys and legacy Allscripts to that of the post-merger results of Allscripts-Misys. Investors should note that the use of these intangible assets contributed to revenue in the periods presented and will contribute to future revenue generation and should also note that such expense will recur in future periods.

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Stock-Based Compensation Expense. Stock-based compensation expense is a non-cash expense arising from the grant of stock awards to employees. Allscripts excludes stock-based compensation expense from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Investors should note that stock-based compensation is a key incentive offered to employees whose efforts contributed to the operating results in the periods presented and are expected to contribute to operating results in future periods and should also note that such expense will recur in future periods.

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Transaction-Related Expenses. Transaction-related expenses are fees and expenses, including legal, investment banking and accounting fees, incurred in connection with announced transactions. Allscripts excludes transaction-related expenses from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods.

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Deferred Revenue Adjustment. Deferred revenue adjustment reflects the fair value adjustment to deferred revenues acquired in connection with the transactions consummated with Misys plc on October 10, 2008. The fair value of deferred revenue represents an amount equivalent to the estimated cost plus an appropriate profit margin, to perform services related to legacy Allscripts software and product support, which assumes a legal obligation to do so, based on the deferred revenue balances as of October 10, 2008. Allscripts adds back this deferred revenue adjustment for non-GAAP revenue and non-GAAP net income because it believes the inclusion of this amount directly correlates to the underlying performance of Allscripts operations and facilitates comparisons of the separate pre-merger results of legacy Misys and legacy Allscripts to that of the post-merger results of Allscripts-Misys.

Management also believes that non-GAAP revenue and net income provide useful supplemental information to management and investors regarding the underlying performance of the Company’s business operations and facilitates comparisons of the separate pre-merger results of legacy Misys and legacy Allscripts to that of the post-merger results of Allscripts-Misys ~~to our historical~~ operating results. Purchase accounting adjustments made in accordance with GAAP can make it difficult to make meaningful comparisons of the underlying operations of the business without considering the non-GAAP adjustments that we have provided and discussed herein. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company’s core operating results. In addition, the Company uses Non-GAAP net income to measure achievement under the Company’s cash incentive compensation plans. Note, however, that non-GAAP revenue and net income are performance measures only, and they do not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Allscripts’ results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures with GAAP financial measures contained within the attached condensed consolidated financial statements.

Securities and Exchange Commission

January 6, 2010

14.	Your disclosures indicate that the non-GAAP measures “facilitate comparisons to [y]our historical operating results.” Please explain your basis for this statement. In this regard, we note that your historical results did not include revenues or the results of operations of legacy Allscripts until the merger date.

Response:

In response to the Staff’s comment, we propose to clarify this statement regarding the usefulness of non-GAAP financial measures in the future to state that the adjustments facilitate comparisons of the separate pre-merger results of legacy Misys Healthcare Systems and Allscripts to that of the post-merger results of the combined Allscripts-Misys, consistent with the modifications to future Forms 8-K filings as noted in our response to comment 13 above.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to our responses. If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (312) 506-1211.

Very truly yours,

/s/ William J. Davis
William J. Davis
Chief Financial Officer

cc:	Brian Vandenberg (Allscripts-Misys Healthcare Solutions, Inc.)